Epi One, Inc.

Annual Balance Sheet
For the period ending December 31, 2025 and 2024
Prepared in accordance with U.S. GAAP

As Of:	12/31/2025 ($)	12/31/2024 ($)
Assets		
Current Assets		
Cash and cash equivalents	1,548,540.10	2,598,461.60
Security Deposits Asset	4,108.98	320.00
Prepaid Payroll Expense	29,727.92	0.00
Non-Current Assets		
Property Plant & Equipment	362,195.72	238,333.22
Equipment	64,132.00	64,132.00
Sample And Reagent	93,704.00	93,704.00
Other Assets		
Total Assets	**2,102,408.72**	**2,994,950.82**
Liabilities		
Credit card liabilities	19,425.81	1,494.20
Total Liabilities	**19,425.81**	**1,494.20**
Equity		
Common Stock - Preferred	84.00	84.00
Common Stock - Class A	533.90	533.90
Common Stock - Class B	33.00	33.000
Additional Paid in Capital	4,888,144.47	4,772,244.04
Retained Earnings	-2,839,261.62	-1,812,887.48
Total Equity	**2,049,533.75**	**2,960,007.46**
Total Liabilities and Equity	**2,068,959.56**	**2,961,501.66**